American Sports Development Group, Inc.
                   (f/k/a National Paintball Supply Co., Inc.)
                                 155 Verdin Road
                        Greenville, South Carolina 29607
                               Tel: (864) 458-7221
                               Fax: (864) 458-7611


                                  May 29, 2002


U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ted Yu


RE: American Sports Development Group, Inc. (f/k/a National Paintball Supply Co., Inc., the "Company") Registration Statement on Form S-4 declared effective on or about November 9, 2001 (Commission File No. 333-56198, the "Registration Statement")

              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

     Pursuant  to Rule 477  promulgated  under the  Securities  Act of 1933,  as amended (the "Securities Act"), the Company hereby requests that the U.S. Securities and Exchange Commission (the "Commission") withdraw the above-mentioned Registration Statement. No securities were sold under the Registration Statement.

     Please provide the undersigned with a facsimile copy of the Commission's order consenting to the withdrawal of the Registration Statement to the fax number set forth above with a copy to the Company's counsel Wyche, Burgess, Freeman & Parham, P.A. at fax number (864) 235-8900, attention: Eric K. Graben, Esq. as soon as the order is available.


                                   Sincerely,


                                   /s/ William R. Fairbanks
                                   William R. Fairbanks, President